UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On February 20, 2023, Metalpha Holding (HK) Limited (“Metalpha HK”), an indirect wholly owned subsidiary of Metalpha Technology Holding Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (formerly known as Dragon Victory International Limited, the “Company”), Liu Limin and Wang Wei entered into a sale and purchase agreement (the “SPA”) with Xu Yang and Zheng Liqing (collectively, the “Purchasers”).

Pursuant to the SPA, the Purchasers will purchase from Metalpha HK the entire registered and issued share capital of Hangzhou Dacheng Investment Management Co., Ltd. (the “WFOE”), an indirect wholly owned subsidiary of the Company, and from Liu Limin and Wang Wei (as the registered nominee shareholders) the entire registered and issued share capital of Hangzhou Longyun Network Technology Co., Ltd. (the “VIE”), a company controlled and beneficially owned by the WFOE by means of a series of contractual arrangements (the “Transaction”).

The Transaction was proposed to implement the Company’s decision to discontinue its business in mainland China, as disclosed in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on January 30, 2023. According to the determination of an independent third-party valuation expert engaged by the Company, the WFOE, the VIE and their respective subsidiaries had accumulated RMB1,197,136.35 in negative shareholder equity as of January 31, 2023. Accordingly, the aggregate consideration for the Transaction is US$1.00, which had been approved and authorized by the Board of Directors of the Company (the “Board”) upon the recommendation of the Audit Committee of the Board.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by the full text of the SPA filed as Exhibit 10.1 to this report and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sale and Purchase Agreement, dated February 20, 2023, by and among Metalpha Holding (HK) Limited, Liu Limin, Wang Wei, Xu Yang and Zheng Liqing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: February 23, 2023

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